[redacted]

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to __________________

Commission file number 1-16681

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibit

Consent of Independent Registered Public Accounting Firm - BKD, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY WAGE
DEFERRAL SAVINGS PLAN
(Registrant)

BY [signature]
Mary C Kullman
SVP, Chief Administrative
Officer and Corporate
Secretary

Date: April 28, 2014

MISSOURI NATURAL GAS DIVISION OF LACLEDE GAS COMPANY WAGE DEFERRAL SAVINGS PLAN

Employer Identification Number: 43-0368139
Plan Number: 014

Financial Statements – Modified Cash Basis as of and for the Years Ended October 31, 2013 and 2012, Supplemental Schedule as of October 31, 2013 and Independent Auditor's Report

Laclede Gas

**MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN**

TABLE OF CONTENTS	PAGE

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

BKD LLP
CPAs & Advisors

One Metropolitan Square // 211 N. Broadway, Suite 600 // St. Louis, MO 63102-2733
314.231.5544 // fax 314.231.9731 // bkd.com

Independent Auditor's Report

401(k) Investment Review Committee and Missouri
Natural Gas Wage Deferral Savings Plan Committee
Missouri Natural Gas Division of Laclede
Gas Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan, which comprise statements of net assets available for benefits (modified cash basis) of as October 31, 2013 and 2012, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, as described in Note 1. Management is also responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in accordance with the modified cash basis of accounting described in Note 1.

Basis of Accounting

We draw attention to Note 1 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the *Employee Retirement Income Security Act of 1974*. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

St. Louis, Missouri
April 28, 2014

Federal Employer Identification Number: 44-0160260

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
OCTOBER 31, 2013 AND 2012

	2013	2012
CASH	$ 20,016	$ -
INVESTMENTS	8,407,883	8,020,419
NOTES RECEIVABLE FROM PARTICIPANTS	255,598	280,023
NET ASSETS AVAILABLE FOR BENEFITS	$ 8,683,497	$ 8,300,442

See notes to financial statements.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2013 AND 2012

	2013	2012
ADDITIONS:		
CONTRIBUTIONS:		
Employer	$ 159,311	$ 137,349
Rollover	2,381	226
Employee	323,704	316,390
	485,396	453,965
INVESTMENT INCOME:		
Interest and dividends	120,672	102,383
Net appreciation in fair value of investments	1,239,662	521,908
	1,360,334	624,291
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	10,841	12,787
TOTAL ADDITIONS	1,856,571	1,091,043
DEDUCTIONS:		
ADMINISTRATIVE FEES	1,507	1,532
DISTRIBUTIONS TO PARTICIPANTS	1,131,656	250,020
NET TRANSFERS TO OTHER PLANS	340,353	94,182
TOTAL DEDUCTIONS	1,473,516	345,734
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	383,055	745,309
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	8,300,442	7,555,133
END OF YEAR	$ 8,683,497	$ 8,300,442

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS –
MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2013 AND 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the basis of cash receipts and disbursements ("modified cash basis"), except that investments in securities reflect fair market value. The modified cash basis is not in accordance with accounting principles generally accepted in the United States of America but is an acceptable method of reporting under the requirements of the Department of Labor.

Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 3.

Investment Valuation and Income Recognition – The Plan's investments in common stock and mutual funds are stated at the market value of the underlying assets, as determined by quoted market prices. Common collective trusts are valued based on information reported by the trust based on its underlying assets and audited financial statements. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded when received.

Use of Estimates – The preparation of financial statements on the modified cash basis requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including mutual funds, common and collective trusts and company stock in The Laclede Group, Inc., the parent company of Laclede Gas Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The cost of the Plan administration is paid by Laclede Gas Company (the "Company"), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchase of Company stock.

Review of Subsequent Events – Subsequent events have been evaluated through April 28, 2014, which is the date the financial statements were issued.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended October 31, 2013 and 2012 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers employees of the Missouri Natural Gas Division of Laclede Gas Company who are members of a collective bargaining unit, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with Fidelity Management Trust Company, the Plan trustee and recordkeeper. The Plan is administered by the Missouri Natural Wage Deferral Savings Plan Committee ("Committee") which is a committee appointed by the Laclede Gas Company Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To participate in the Plan, an employee must be a member of a collective bargaining unit of the Missouri Natural Gas Division of Laclede Gas Company, must complete one year of service and must elect to participate as of any November 1 or May 1. Effective May 3, 2013, the service requirement was reduced to 90 days.

Contributions – Employees elect payroll deductions in 1% increments ranging from 2% through 8% of their annual rate of compensation. Employee contributions are matched 100% up to 4% of compensation, and employees are permitted to make additional non-matched contributions up to 71% of compensation in any Plan year. Effective May 3, 2013, the Plan was amended to increase the employer matching contribution to 5%. Participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the Internal Revenue Code ("IRC"). Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Employees can make Roth 401(k) contributions to the Plan.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan may be invested in one or more of the available investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected. Effective April 24, 2013, the BlackRock Equity Index Non-Lendable Fund – F, the BlackRock Money Market Fund, the BlackRock U.S. Debt Index Non-Lendable Fund – F, the BlackRock Russell 2000 Equity Index Non-Lendable Fund – Class F, and the Columbia Small Cap Value I Fund- class Z were replaced by the BlackRock Equity Index Fund – H, the BlackRock Money Market Fund – W, the BlackRock U.S. Debt index Fund – K, the BlackRock Russell 2000 Equity Index, and the Delaware Small Cap Value Instl., respectively.

The investment funds available at the end of the 2013 Plan Year were:

- Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- American Funds® EuroPacific Growth Fund® - Class R5
- BlackRock Equity Index Fund – H
- BlackRock Money Market Fund - W
- BlackRock U.S. Debt Index Fund – K
- BlackRock Russell 2000 Equity Index - K
- Delaware Small Cap Value Instl
- JP Morgan Small Cap Growth Fund – Class A
- T. Rowe Price Equity Income Fund
- T. Rowe Price Blue Chip Growth SHS
- Vanguard Total International Stock Index Fund – Signal Shares
- Vanguard Target Retirement Income Fund - Investor Shares

- Vanguard Target Retirement 2015 Fund - Investor Shares
- Vanguard Target Retirement 2020 Fund - Investor Shares
- Vanguard Target Retirement 2025 Fund - Investor Shares
- Vanguard Target Retirement 2030 Fund - Investor Shares
- Vanguard Target Retirement 2035 Fund - Investor Shares
- Vanguard Target Retirement 2040 Fund - Investor Shares
- Vanguard Target Retirement 2045 Fund - Investor Shares
- Vanguard Target Retirement 2050 Fund - Investor Shares
- Vanguard Target Retirement 2055 Fund - Investor Shares
- Wells Fargo Stable Return Fund Class C

Employee Stock Ownership Plan – The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a portion of the Plan, not a separate plan. Employee allocated contributions and employer matching contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends remains in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested in the ESOP under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of Plan losses, based on participant account balances, as defined in the Plan document.

Notes Receivable from Participants – Participants may borrow against their individual account balances, a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Participant loans are valued at the outstanding loan balance plus accrued interest. Delinquent participant loans are reclassified as distributions upon the terms of the Plan Document. Principal and interest are repaid in level payments through payroll deductions. The interest rate on participant loans was 4.25% at October 31, 2013.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants who are at least age 59-1/2 may elect a partial or total distribution from their account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. – ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Committee and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.

Transfers – The accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. The accounts of the Participants who become covered by a collective bargaining agreement for the Laclede Gas Company Division are transferred to the Laclede Gas Company Wage Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis).

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2013	2012
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (39,739.813 and 40,517.272 shares, respectively)	$ 1,870,553	$ 1,687,139
BlackRock Russell 2000 Index Non-Lendable Fund Class K (23,618.507 and 29,299.289 units, respectively)	526,570	-
BlackRock Equity Index Non-Lendable Fund Class H (37,465.684 and 0 units, respectively)	2,375,066	-
BlackRock Money Market Fund - W (814,929.08 and 0 units, respectively)	814,929	-
BlackRock U.S. Debt Index Non-Lendable Fund K (16,602.648 and 0 units, respectively)	506,206	-

BlackRock U.S. Debt Index Non-Lendable Fund F (0 and 49,053.985 units, respectively)	-	627,891
BlackRock Money Market Fund (0 and 1,176.142.190 units, respectively)	-	1,176,142
BlackRock Equity Index Non-Lendable Fund – F (0 and 104,466.506 units, respectively)	-	2,129,027
BlackRock Russell 2000 Index Non-Lendable Fund F (0 and 29,299.289 units, respectively)	-	430,700
Vanguard Target Retirement 2025 Fund (42,816.868 and 33,841.502 shares, respectively)	669,228	460,244

During 2013 and 2012, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated by $1,239,662 and $521,908 respectively, as follows:

	2013	2012
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)	$ 231,403	$ 48,317
Wells Fargo Stable Return Fund Class C	565	455
JP Morgan Small Cap Growth Fund – Class A	25,468	5,468
BlackRock Equity Index Non-Lendable Fund – F	331,652	274,319
Black Rock Equity Index Non-Lendable Fund – H	206,969	-
BlackRock Russell 2000 Index Non-Lendable Fund Class F	92,367	41,525
BlackRock Russell 2000 Index Non-Lendable Fund Class K	54,026	-

BlackRock U.S. Debt Index Non-Lendable Fund	6,098	-
BlackRock U.S Debt Index Non-Lendable Fund – F	(11,889)	34,339
Columbia Small Cap Value I Fund - Z	4,861	356
T. Rowe Price Blue Chip Growth Fund	41,762	2,282
T. Rowe Price Equity Income Fund	29,768	15,028
Delaware Small Cap Value Inst	10,396	-
American Funds® EuroPacific Growth Fund® of America – Class R5	14,709	3,018
American Funds® The Growth Fund of America® – Class R5	-	7,600
Vanguard Total International Stock Index Fund Signal Shares	1,664	(185)
Vanguard Target Retirement 2010 Fund	1,449	525
Vanguard Target Retirement 2015 Fund	28,404	11,868
Vanguard Target Retirement 2020 Fund	37,269	21,414
Vanguard Target Retirement 2025 Fund	75,952	29,664
Vanguard Target Retirement 2030 Fund	22,759	8,668
Vanguard Target Retirement 2035 Fund	25,438	11,504
Vanguard Target Retirement 2040 Fund	1,019	309
Vanguard Target Retirement 2045 Fund	242	-
Vanguard Target Retirement 2050 Fund	2,772	799
Vanguard Target Retirement 2055 Fund	230	-
Vanguard Retirement Income Fund	4,309	4,635
Total net appreciation	$ 1,239,662	$ 521,908

Recurring Measurements -The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at October 31, 2013 and 2012.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and The Laclede Group, Inc. common stock (held in the ESOP). If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include investments in common and collective trusts (CCTs). In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

		Fair Value Measurements Using		
	Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
October 31, 2013				
Mutual funds				
Target date	$ 1,666,130	$ 1,666,130	$ —	$ —
Growth	277,555	277,555	—	—
Income	164,465	164,465	—	—
International	105,485	105,485	—	—
Value	79,061	79,061	—	—
Common/collective trusts				
Index	3,407,842	—	3,407,842	—
Money Market	814,929	—	814,929	—
Stable Value	21,863	—	21,863	
The Laclede Group, Inc. - ESOP	1,870,553	1,870,553	—	—
Total	$ 8,407,883	$ 4,163,249	$ 4,244,634	$ —

October 31, 2012				
Mutual funds				
Target date	$ 1,464,030	$ 1,464,030	$ —	$ —
Growth	174,050	174,050	—	—
Income	88,847	88,847	—	—
International	66,086	66,086	—	—
Value	53,006	53,006	—	—
Common/collective trusts				
Index	3,187,618	—	3,187,618	—
Money Market	1,176,142	—	1,176,142	—
Stable Value	123,501	—	123,501	—
The Laclede Group, Inc. - ESOP	1,687,139	1,687,139	—	—
Total	$ 8,020,419	$ 3,533,158	$ 4,487,261	$ —

4. TAX STATUS

The Plan obtained its latest determination letter on March 4, 2014, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The determination letter is applicable for amendments through May 10, 2010. The Plan has adopted amendments since the latest amendment covered by the determination letter. However, the Plan Administrator believes that the Plan and related trusts are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan is no longer subject to U.S. Federal tax examinations by tax authorities for years before 2009.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

At October 31, 2013 and 2012, the Plan held 39,739.813 and 40,517.272 shares, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $1,870,553 and $1,687,139, respectively. During the years ended October 31, 2013 and 2012, the Plan received dividend income related to this common stock of $69,993 and $60,219, respectively.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) - MODIFIED CASH BASIS
(FORM 5500)
October 31, 2013

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Current Value
*	The Laclede Group, Inc. - ESOP	Company stock fund (39,739.813 shares)	$	1,870,553
	Wells Fargo Stable Return Fund Class C	Common/collective trust (440.434 units)		21,863
	BlackRock Equity Index Non-Lendable Fund - H	Common/collective trust (37,465.684 units)		2,375,066
	BlackRock Money Market Fund - W	Common/collective trust (814,929.08 units)		814,929
	BlackRock Russell 2000 Index Non-Lendable Fund Class K	Common/collective trust (23,618.507 units)		526,570
	BlackRock U. S. Debt Index Non-Lendable Fund	Common/collective trust (16,602.648 units)		506,206
	Vanguard Total International Stock Index Fund Signal Shares	Mutual Fund (367.382 shares)		12,289
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund (2,710.905 shares)		163,956
	T. Rowe Price Equity Income Fund	Mutual Fund (5,063.574 shares)		164,465
	Delaware Small Cap Value Inst	Mutual Fund (1,481.096 shares)		79,061
	Vanguard Target Retirement 2015 Fund	Mutual Fund (8,427.405 shares)		125,063
	Vanguard Target Retirement 2020 Fund	Mutual Fund (14,242.344 shares)		384,258
	Vanguard Target Retirement 2025 Fund	Mutual Fund (42,816.868 shares)		669,228
	Vanguard Target Retirement 2030 Fund	Mutual Fund (6,010.570 shares)		164,209
	Vanguard Target Retirement 2035 Fund	Mutual Fund (9,573.837 shares)		160,076
	Vanguard Target Retirement 2040 Fund	Mutual Fund (232.330 shares)		6,454
	Vanguard Target Retirement 2045 Fund	Mutual Fund (124.982 shares)		2,180
	Vanguard Target Retirement 2050 Fund	Mutual Fund (658.356 shares)		18,210
	Vanguard Target Retirement 2055 Fund	Mutual Fund (91.366 shares)		2,714
	Vanguard Target Retirement Income Fund	Mutual Fund (10,563.848 shares)		133,738
	JP Morgan Small Cap Growth Fund - Class A	Mutual Fund (7,629.206 shares)		113,599
	American Funds® EuroPacific Growth Fund® - Class R5	Mutual Fund (1,952.968 shares)		93,196
		Sub-total		8,407,883
*	Loans to Participants	Loans to participants Interest rate 4.25%		255,598
		Total	$	8,663,481

* Party-in-interest.

BKD LLP
CPAs & Advisors
One Metropolitan Square // 211 N. Broadway, Suite 600 // St. Louis, MO 63102-2733
314.231.5544 // fax 314.231.9731 // bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90248) pertaining to the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan, of our report dated April 28, 2014, with respect to the financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended October 31, 2013.

BKD, LLP

St. Louis, Missouri
April 28, 2014